SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

INFINITY AUGMENTED REALITY, INC.

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

Infinity Augmented Reality, Inc.

(Name of Person Filing Statement)

00400G100

(CUSIP Number of Class of Securities)

Motti Kushnir

Infinity Augmented Reality, Inc.

228 Park Ave. S #61130, New-York, NY 10003-1502

917-677-2084

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filling Fee

Transaction Value*	Amount of Filing Fee*
$5,300	$1

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $5,300 by the Issuer in lieu of fractional shares immediately following a 1-for-101 reverse stock split to holders of fewer than 101 shares of the Issuer's common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.15 per pre-split share and approximately 35,500 pre-split shares, the estimated aggregate number of shares held by such holders.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.000116200.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: Schedule 13E-3

Filing Party: Infinity Augmented Reality, Inc.

Date Filed February 17, 2015

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INTRODUCTION

This Rule 13E-3 Transaction Statement, on Schedule 13E-3 (the “Schedule 13E-3”) is being filed is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder by Infinity Augmented Reality (the “Company”). The Schedule 13E-3 is being filed in connection with a proposed “going private” transaction, the primary purpose of which is to reduce the number of record holders of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock, under Section 12(g) of the Exchange Act, and suspend its reporting obligations under the Exchange Act.

To accomplish this reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of the Common Stock at a ratio of one (1) for one hundred and one (101) (the “Reverse Split”). In the Reverse Split, each 101 shares of Common Stock outstanding as of the effective date of the Reverse Split will be converted into one whole share of Common Stock. In lieu of issuing any fractional shares to stockholders owning fewer than 101 pre-Reverse Split shares, the Company will make a cash payment equal to $0.15 per pre-Reverse Split share to such stockholders. Accordingly, stockholders owning fewer than 101 pre-Reverse Split shares, after the Reverse Split, will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only a cash payment equal to $0.15 multiplied by the number of pre-Reverse Split shares owned by them. The stockholders who will be cashed out as a result of the Reverse Split own, in the aggregate, are less than 0.03% of the Common Stock outstanding immediately before the Reverse Split.

Under Nevada law and the Articles of Incorporation of the Company, as amended (the “Articles of Incorporation”), the Board of Directors of the Company (the “Board”) may only amend the Articles of Incorporation to implement the Reverse Split and the Forward Stock Split with the approval of at least a majority of the stockholders. On February 2, 2015, stockholders holding approximately 55% of the issued and outstanding shares of Common Stock of the Company, approved these actions by written consent. In addition, stockholders who are to receive cash in lieu of fractional shares will be entitled to appraisal rights for the “fair value” of their fractional share under Nevada law.

Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.          Summary Term Sheet.

The information set forth in the Information Statement under the caption “Summary of Term Sheet” and “I. Reverse/ Forward Stock Split” is incorporated herein by reference.

Item 2.          Subject Company Information.

(a)  Name and Address. The information set forth in the Information Statement under the caption “Certain Information Concerning the Company” is incorporated herein by reference.

(b) Securities. The information set forth in the Information Statement under the caption “Certain Information Concerning the Company” is incorporated herein by reference.

(c)  Trading Market and Price. The information set forth in the Information Statement under the caption “Trading Market and Price” is incorporated herein by reference.

(d) Dividends. The information set forth in the Information Statement under the caption “Dividends Paid by the Company” is incorporated herein by reference.

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(e)   Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3.          Identity and Background of Filing Person.

(a)  Name and Address. The information set forth in the Information Statement under the caption “Identity and background of the Directors and Officers of the Company” is incorporated herein by reference.

(b)  Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Information Statement under the caption “Identity and Background of the Directors and Officers of the Company” is incorporated herein by reference.

(d) Tender Offer. Not applicable

Item 4.          Terms of the Transaction.

(a) Material Terms. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “I. Reverse/Forward Stock Split” is incorporated herein by reference.

(b) Purchases. Not applicable.

(c) Different Terms. None.

(d) Appraisal Rights. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors - Dissenter's and Appraisal Rights” is incorporated herein by reference.

(e)  Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.          Past Contacts, Transactions, Negotiations and Agreements.

(a)  Transactions.

(1)   The information set forth in the Information Statement under the caption “Prior Transactions between the Company and Related Persons and Entities” is incorporated herein by reference.

(2)   Transactions with Related Persons, the aggregate of which exceeds $60,000. The information set forth in the Information Statement under the caption “Prior Transactions between the Company and Related Persons and Entities” is incorporated herein by reference.

(b)  Significant Corporate Events. The information set forth in the Information Statement under the caption “Certain Information Concerning the Company” is incorporated herein by reference.

(c)   Negotiations or Contacts. The information set forth in the Information Statement under the caption “Prior Transactions between the Company and Related Persons and Entities” is incorporated herein by reference.

(d) Conflicts of interest. The information set forth in the Information Statement under the caption “Prior Transactions between the Company and Related Persons and Entities” is incorporated herein by reference.

(e) Agreements Involving the Company's Securities. The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” and the information set forth in the Information Statement under the caption “Prior Transactions between the Company and Related Persons and Entities” is incorporated herein by reference.

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Item 6.          Purposes of the Transaction and Plans or Proposals.

(a)   Purposes. The information set forth in the Information Statement under the caption “Reasons for the Reverse Split” is incorporated herein by reference.

(b)    Use of Securities Acquired. The information set forth in the Information Statement under the caption “Effect of the Reverse Split on the Number of Authorized and Issued Shares” is incorporated herein by reference.

(c)  Plans.

(1)  None.

(2)  None.

(3)  None.

(4)  The information set forth in the Information Statement under the caption “–“I. Reverse/Forward Stock Split - Background and Cost” is incorporated herein by reference.

(5)  The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “I. Reverse/Forward Stock Split” is incorporated herein by reference.

(6)(7) & (8) The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “I. Reverse/Forward Stock Split - Termination of Exchange Act Registration” is incorporated herein by reference.

(9) & (10) The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “I. Reverse/Forward Stock Split” is incorporated herein by reference.

Item 7.          Purposes, Alternatives, Reasons and Effects.

(a)  Purposes. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “I. Reverse/Forward Stock Split - Reasons for the Reverse Split” is incorporated herein by reference.

(b)  Alternatives. The information set forth in the Information Statement under the caption “I. Reverse/Forward Stock Split - Strategic Alternatives Considered” is incorporated herein by reference.

(c)  Reasons. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “I. Reverse/Forward Stock Split - Reasons for the Reverse Split” is incorporated herein by reference.

(d)  Effects. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “I. Reverse/Forward Stock Split - Federal Income Tax Consequences of the Reverse Split” is incorporated herein by reference.

Item 8.          Fairness of the Transaction.

(a)  Fairness. The information set forth in the Information Statement under the captions “Summary of Term Sheet,” “I. Reverse/Forward Stock Split - Reasons for the Reverse Split,” “I. Reverse/Forward Stock Split - Strategic Alternatives Considered,” “I. Reverse/Forward Stock Split - Structure of the Reverse Split,” “I. Reverse/Forward Stock Split - Fairness of the Reverse Split to Stockholders” and “I. Reverse/Forward Stock Split - Procedural Fairness of the Reverse Split” is incorporated herein by reference.

(b)  Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of Term Sheet,” “I. Reverse/Forward Stock Split - Reasons for the Reverse Split,” “I. Reverse/Forward Stock Split - Strategic Alternatives Considered,” “I. Reverse/Forward Stock Split - Structure of the Reverse Split,” “I. Reverse/Forward Stock Split - Fairness of the Reverse Split to Stockholders” and “I. Reverse/Forward Stock Split - Procedural Fairness of the Reverse Split” is incorporated herein by reference.

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(c)  Approval of Security Holders. The information set forth in the Information Statement under the caption “I. Reverse/Forward Stock Split - Structure of the Reverse Split” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Information Statement under the caption “I. Reverse/Forward Stock Split - Fairness of the Reverse Split to Stockholders” is incorporated herein by reference.

(e)   Approval of Directors. The information set forth in the Information Statement under the caption “I. Reverse/Forward Stock Split - Fairness of the Reverse Split to Stockholders” is incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9.          Reports, Opinions, Appraisals and Negotiations.

(a)  Report, Opinion or Appraisal. None.

(b)  Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)  Availability of Documents. Not applicable.

Item 10.          Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Information Statement under the caption “I. Reverse/Forward Stock Split - Background and Cost” is incorporated herein by reference.

(b)  Conditions. Not applicable.

(c)  Expenses. The information set forth in the Information Statement under the caption “Special Factors -Background and Cost” is incorporated herein by reference.

(d)   Borrowed Funds. Not Applicable.

Item 11.          Interest in Securities of the Subject Company.

(a)   Security Ownership. The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)   Securities Transactions. None.

Item 12.          The Solicitation or Recommendation.

(a)  Solicitation or Recommendation. Not applicable.

(b)  Reasons. Not applicable.

(c)  Intent to Tender. Not Applicable.

(d)  Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors - Structure of the Reverse Split” is incorporated herein by reference.

(d)  Recommendations of Others. None.

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Item 13.          Financial Statements.

(a)  Financial Statements. The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(b)  Pro Forma Information. Not Applicable.

(c)  Summary Information. The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

Item 14.          Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations. None.

(b)   Employees and Corporate Assets. The information set forth in the Information Statement under the caption “I. Reverse/Forward Stock Split - Background and Cost” is incorporated herein by reference.

Item 15.          Additional Information.

(a)    Agreements, regulatory requirements and legal proceedings. Not Applicable

(b)    The information set forth in the Information Statement under the caption “I. Reverse/Forward Stock Split Compensation of any officers as a result of the Reverse Split” is incorporated herein by reference.

(c)    Other Material Information. The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.          Exhibits.

(a)   The Information Statement on Schedule 14C filed with the Securities and Exchange Commission and all exhibits thereto is concurrently with this form is incorporated herein by reference.

(b)   None.

(c)   None.

(d)  The information set forth in the Information Statement under the caption “Prior Transactions between the Company and Related Persons and Entities” is incorporated herein by reference.

(e)   None.

(f)  The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors - Dissenter's and Appraisal Rights” is incorporated herein by reference.

(f)   None.

(g)   None.

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SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

INFINITY AUGMENTED REALITYCORPORATION

By:	/s/ Motti Kushnir
Title: Chief Executive Officer

By:	/s/ Motti Kushnir
Motti Kushnir,
Chief Executive Officer

By:	/s/ Ortal Zanzuri
Ortal Zanzuri,
Chief Financial Officer

Dated: February 17, 2015

EXHIBIT INDEX

Exhibit No.	Description

(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on February 17, 2015 and incorporated herein by reference).

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